UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Wins Appeal in Patent Litigation with Presstek

Vancouver, BC, Canada (September 18, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is pleased to announce that the United States Court of Appeals for the Federal Circuit affirmed that Creo's on-press imaging technology for digital offset presses does not infringe the patents in suit. In the Court of Appeals' judgment issued on September 17, 2002, the judgment on appeal from the United States District Court for the District of Delaware was affirmed in all respects holding that the Creo on-press imaging system does not infringe the Presstek, Inc. patents, with a dissenting opinion that one of the Presstek patents should be found invalid.

"We are pleased to see that the Court has reconfirmed the uniqueness of our imaging technology and that our technology does not infringe Presstek's patents," said Dan Gelbart, Creo president and chief technology officer. "We look forward to continued success in our DOP (digital offset printing) Imaging System business and to supplying our partners with our DOP kits."

Creo originally filed suit on August 12, 1999 requesting that the Court rule that the Creo technology in question did not infringe or induce pressmakers to infringe Presstek patents, after accusations by Presstek to Creo customers and prospects that Creo infringed Presstek's patents. Presstek counter-sued and the Court combined the two cases.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochell.van.halm@creo.com	ir@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: September 20, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary